UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)
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                        IFB Holdings, Inc.
                         (Name of Issuer)
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               Common Stock  par value $.01 per share
                 (Title of Class of Securities)
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                          448953-10-9
                         (CUSIP Number)
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                          Lindsay Olsen
       5200 West 94th Terrace, Prairie Village, KS  66207
                         (913) 648-8010
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                          March 8, 1999
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of Rule  13d-1
(b) (3) or (4), check the following box [ ].

Note:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SCHEDULE 13D/A
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CUSIP NO. 448953-10-9         		     Page 2 of 7 Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Mortgage Investment Trust Corporation
	48-1101989
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(a)  ( )
                                                       (b)  (X)
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3    SEC USE ONLY
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4    SOURCE OF FUNDS *
     BK, WC
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5     CHECK  BOX  IF DISCLOSURE OF LEGAL PROCEEDINGS IS  REQUIRED
PURSUANT TO ITEMS 2(d)( ) OR 2(e)( )
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     KANSAS
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NUMBER OF      7    SOLE VOTING POWER
SHARES              67,000
               --------------------------------------------------
               --------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            NONE
               --------------------------------------------------
               --------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           67,000
               --------------------------------------------------
               --------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER
WITH                NONE
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     67,000
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12    CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
CERTAIN SHARES

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.13%
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14   TYPE OF REPORTING PERSON
     CO
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* SEE INSTRUCTION BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


SCHEDULE 13D/A
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CUSIP NO. 448953-10-9         		     Page 3 of 7 Pages
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Item 1.  Security and Issuer

This  statement relates to the Common Stock,  par value  $.01 per share  (the  "Common  Stock" or "stock")  issued by IFB Holdings,
Inc.  whose  principal  executive  offices  are  located  at  522
Washington Street, Chillicothe, Missouri, 64601.

Item 2.  Identity and Background

This statement is filed by Mortgage Investment Trust Corporation, a Kansas Corporation (MITC). Lindsay Olsen and Steven B. Chase are the controlling shareholders of MITC. The directors and officers of MITC are Lindsay Olsen (President and Director) and Steven B. Chase (Secretary and Director).

The  information  required  by General  Instruction C and by Item
2 to Schedule 13D with respect to each of the above named persons is attached to this statement as Exhibits 1A through 1C, and is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

As  of  this date, Mortgage  Investment  Trust  Corporation  owns
67,000 shares of stock, all of which were purchased in open market transactions.This Schedule 13D/A is the third amendment to the original Schedule 13D which was filed by the reporting person dated October 2, 1996. This Schedule 13D/A is being filed to reflect the acquisition of additional shares in open market transactions.

MITC purchased the Common Stock with internal funds and resources drawn from a term loan negotiated in the ordinary course of business with an unaffiliated bank, as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.

Item 4.  Purpose of Transaction

MITC has purchased the stock for investment purposes and may or may not acquire additional stock for investment. MITC reserves the right to change the purpose of this transaction, provided that it remains in compliance with all federal and state laws.

MITC intends to continually assess the market for the Common Stock. MITC or an affiliate may purchase additional shares or dispose of such shares of the Common Stock from time to time depending on such continuing assessment However, it is recognized that if, in the future, certain levels of share ownership are exceeded, certain regulatory approvals may be required.

(b-j)  None


SCHEDULE 13D/A
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CUSIP NO. 448953-10-9         		     Page 4 of 7 Pages
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Item 5.  Interest in Securities of the Issuer

(a) MITC  has purchased a total of 67,000  shares of Common Stock,
which represents  approximately   14.13%   of  the  474,019 total
shares outstanding.

(b) MITC beneficially owns 67,000 shares of the Common Stock and has the sole power to vote and dispose of such shares.

(c) All transactions in the shares of Common Stock effected by MITC during the past sixty days are described on Exhibit 2 attached hereto. All such shares were purchased through a broker-dealer.

(d-e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

MITC  is  under the control of Lindsay Olsen and Steven  B. Chase.
See Item 2. above.

Item 7.  Material to be Filed as Exhibits.

Exhibit 2 - Transactions in the Common Stock effected during the past sixty days.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            MORTGAGE INVESTMENT
                            TRUST CORPORATION

Date:  March 9, 1999        By:/s/Lindsay Olsen
                             -------------------------
                            Lindsay Olsen, President of
                            Mortgage Investment Trust Corporation



EXHIBIT INDEX


Exhibit No.
---------------
Exhibit 1A
Exhibit 1B
Exhibit 1C
Exhibit 2
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SCHEDULE 13D/A
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CUSIP NO. 448953-10-9         		     Page 6 of 7 Pages
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                           Exhibit 1A

INFORMATION RELATING TO REPORTING PERSONS.

MORTGAGE INVESTMENT TRUST CORPORATION

State or Other Place of Organization: Kansas

Principal Business:                   Investment in mortgage
                                      loans, real estate, stocks
                                      and financial services.

Address of Principal Business:        5200 West 94th Terrace
                                      Prairie Village, KS  66207

Address of Principal Office:          5200 West 94th Terrace
                                      Prairie Village, KS  66207

Criminal Proceedings During the Last 5 Years:     	None

Civil Proceedings During the Last 5 Years:       		None


                           Exhibit 1B

LINDSAY OLSEN  (Director and President of Mortgage Investment
Trust Corporation and a controlling shareholder of Mortgage
Investment Trust Corporation)

Residence or Business Address:          5200 West 94th Terrace
                                        Prairie Village, KS 66207

Principal Occupation or Employment:     Management and Investment
                                        Analysis

Name of Employer:                       Mortgage Investment Trust
                                        Corporation

Principal Business:                     Investments and Financial
					Services

Address:                                5200 West 94th Terrace
                                        Prairie Village, KS 66207

Criminal Proceedings During the Last 5 Years:           None

Civil Proceedings During the Last 5 Years:     	        None

Citizenship:                                   	        U.S.A.



SCHEDULE 13D/A
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CUSIP NO. 448953-10-9         		     Page 7 of 7 Pages
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			    Exhibit 1C

STEVEN B. CHASE  (Director and Secretary of Mortgage Investment
Trust Corporation and a controlling shareholder of Mortgage
Investment Trust Corporation)

Residence or Business Address:          5200 West 94th Terrace
                                        Prairie Village, KS 66207

Principal Occupation or Employment:     Management and Investment
                                        Analysis

Name of Employer:                       Mortgage Investment Trust
                                        Corporation

Principal Business:                     Investments and Financial
					Services

Address:                                5200 West 94th Terrace
                                        Prairie Village, KS  66207

Criminal Proceedings During the Last 5 Years:            None

Civil Proceedings During the Last 5 Years:     	         None

Citizenship:                                             U.S.A.



 			Exhibit 2

        MORTGAGE INVESTMENT TRUST CORPORATION

Description of Transactions Effected within 60 days

The reporting person effected the following purchases in the Shares within 60 days of March 8, 1999.


                      	  Number of      Price Per
Date of Purchase  Source  Shares         Share
				                                 	(excl. commissions)
________________  ______  _______        _______

1/20/99            OTC     2,400         14.00
2/9/99             OTC     3,000         14.00
3/8/99             OTC     3,000         13.625